Filed by Cohen & Steers Dividend Majors Fund, Inc.,

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Total Return Realty Fund, Inc.

Commission File No. 333-193107

Your Clients’ Votes are Important

The Board of Directors of Cohen & Steers Dividend Majors Fund, Inc. (DVM) has approved a reorganization of DVM with and into Cohen & Steers Total Return Realty Fund, Inc. (RFI); RFI will be the surviving fund.

The Board recommends that your clients vote “FOR” the reorganization for the following reasons:

— A lower total expense ratio

— Similar overall investment objectives and policies

— The surviving Fund may have a substantially larger trading market for its common stock than either Fund currently has

How your clients can VOTE!

In addition to voting by mail by returning their proxy card(s), your client may also authorize their vote by either touch-tone telephone or online via the Internet, as follows:

To vote by touch-tone telephone:	To vote by Internet:

(1) Read the Proxy/Prospectus and have their proxy card at hand	(1) Read the Proxy/Prospectus and have their proxy card at hand

(2) Call the toll-free number that appears on their proxy card	(2) Call the toll-free number that appears on their proxy card

(3) Enter the control number set out on the proxy card and follow the simple instruction	(3) Enter the control number set out on the proxy card and follow the simple instructions

What happens if the reorganization is approved?

If approved, the Reorganization is expected to occur on or about June 20, 2014, but in any event no later than June 30, 2014. Holders of common shares of DVM will be issued new common shares of RFI at NAV.

If you need more information or have any questions on how to cast your vote, please call Broadridge Financial Solutions, Inc., the Funds’ proxy solicitor, at 855 601 2250.

Please forward the below materials to your clients and encourage them to vote before April 24, 2014!

Important Information About Your Fund - Cohen & Steers Dividend Majors Fund, Inc. Proxy Statement

Filed by Cohen & Steers Dividend Majors Fund, Inc.,

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Total Return Realty Fund, Inc.

Commission File No. 333-193107

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Proxy/Prospectus and other documents filed with the SEC are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy/Prospectus and other documents filed with the SEC can be obtained by visiting the Funds’ website at www.cohenandsteers.com, by calling 800 330 7348, or by writing to a Fund at 280 Park Avenue, New York, New York 10017.

The information transmitted is intended only for the intended recipient and may contain confidential, privileged, copyrighted, or otherwise restricted material. It may not be reproduced or retransmitted without permission. If you have received this in error, please contact the sender, delete this transmission and dispose of any printed material as your review, retransmission, dissemination or other use of, or taking any action in reliance upon, this information is not authorized and may be prohibited by law. Any comments or statements made herein do not necessarily reflect those of Cohen & Steers, Inc., its subsidiaries and affiliates.